UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
05614L 10 0
(CUSIP Number)
Bryant R. Riley B. Riley Financial, Inc. 21255 Burbank Boulevard, Suite 400 Woodland Hills, CA 91367 (818) 884-3737
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,908,713
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,908,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,908,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,550,276
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,550,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
9,358,437
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
9,358,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,358,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%
14	TYPE OF REPORTING PERSON (See Instructions)
BD

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,550,276
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,550,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,550,276
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,550,276
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 30, 2018 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of Babcock & Wilcox Enterprises, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is amended and restated as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Persons. The aggregate purchase price of the 10,851,713 shares of Common Stock was approximately $21,879,136 (excluding commissions).

From time to time, BRPLP and BRFBR may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On April 5, 2019, the Issuer entered into Amendment No. 16 (the “Amendment”), to its Credit Agreement, dated May 11, 2015 (as amended to date, the “Credit Agreement”), with Bank of America, N.A., as administrative agent and lender, and the other lenders party thereto.

The Amendment provides (i) $150.0 million in additional commitments from BRFBR (together with its affiliates, “B. Riley”), under Tranche A-3 of last out term loans and (ii) an incremental uncommitted facility of up to $15.0 million, to be provided by B. Riley or an assignee. B. Riley and Vintage Capital Management, LLC (“Vintage Capital”) are each lenders with respect to Issuer’s last out term loans under the Credit Agreement.

In connection with the provision of the Tranche A-3 last out term loans, the Issuer, B. Riley FBR, Inc. and Vintage Capital entered into a letter agreement (the “Letter Agreement”) on April 5, 2019, pursuant to which the parties agreed to use their reasonable best efforts to effect a series of equitization transactions for a portion of the last out term loans extended under the Credit Agreement, subject to, among other things, shareholder approval. These transactions (the “Equitization Transactions”) consist of: (i) a $50.0 million a rights offering (the “Rights Offering”) allowing the Issuer’s shareholders to subscribe for shares of the Issuer’s Common Stock at a price of $0.30 per share (the “Subscription Price”), the proceeds of which will be used to prepay a portion of the last out term loans under the Credit Agreement, (ii) the exchange of Tranche A-1 last out term loans under the Credit Agreement for shares of the Issuer’s Common Stock at a price per share equal to the Subscription Price (the “Debt Exchange”), and (iii) the issuance to B. Riley or its designees of an aggregate 16,667,667 warrants, each to purchase one share of the Issuer’s Common Stock at an exercise price of $0.01 per share (the “Warrant Issuance”). B. Riley will use its reasonable best efforts to act as a backstop for the Rights Offering to the extent the Rights Offering is not fully subscribed, by exchanging last out term loans that it holds for any unsubscribed shares in the offering at a price per share equal to the Subscription Price (the “Backstop Commitment”). The issuance of any shares of the Issuer’s Common Stock (or other securities) in connection with the Equitization Transactions is subject to the receipt of all required shareholder approvals, and no shares of the Issuer’s Common Stock (or other securities) will be issued before such approvals have been obtained.

Pursuant to the Letter Agreement, the Issuer has committed to seek shareholder approval of the following actions, among others, at its upcoming 2019 annual meeting of shareholders (the “Annual Meeting”): (1) an increase in the authorized number of shares of Common Stock to at least 500.0 million shares, (2) the Equitization Transactions, to the extent approval is required under applicable laws and listing standards, (3) a waiver of corporate opportunities with respect to directors nominated by B. Riley and Vintage Capital to the fullest extent provided by law and (4) a 1:10 reverse stock split to occur immediately after the closing of the Equitization Transactions.

The parties to the Letter Agreement have also agreed to negotiate one or more agreements that will provide B. Riley and Vintage Capital with certain governance rights, including (i) the right for B. Riley and Vintage Capital to each nominate up to three individuals to serve on the Issuer’s board of directors (the “Board”), subject to certain continued lending and equity ownership thresholds and (ii) pre-emptive rights permitting B. Riley to participate in future issuances of the Issuer’s equity securities. The size of Board will remain at seven directors.

In connection with the Letter Agreement, the Issuer has also committed, subject to shareholder approval and in consultation with B Riley and Vintage Capital, to establish an equity pool of 16,666,666 shares of the Issuer’s Common Stock for issuance to the Issuer’s management, upon such terms (including any vesting period or performance targets), in such amounts and forms of awards as the Compensation Committee of the Board determines.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as Exhibit 2 attached hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)       As of the date hereof, BRPLP beneficially owned directly 1,550,176 shares of Common Stock representing 0.9% of the Issuer’s Common Stock and BRFBR beneficially owned directly 9,358,437 shares of Common Stock, representing 5.5% of the Issuer’s Common Stock.

(b)       BRPGP is the general partner of BRPLP, BRCM is an investment advisor to BRPLP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFBR.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

(c)       None.

(d)       Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

The information with respect to the Credit Agreement and Letter Agreement in Item 4 is incorporated by reference herein.

By virtue of entry into the Letter Agreement and the obligations and rights thereunder, which contains, among other things, certain provisions relating to transfer of, and coordination of the issuance of securities of the Issuer (including an obligation to effectuate the Rights Offering) by the parties thereto, the Reporting Persons and Vintage may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based in part on information provided by the Issuer and the Schedule 13D filings of Vintage, such a “group” would be deemed to beneficially own an aggregate of 35,988,713 shares of Common Stock, or 21.3% of the Common Stock of the Issuer calculated pursuant to Rule 13d-3. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Vintage will continue to make separate Schedule 13D filings reporting its beneficial ownership of shares of the Issuer’s Common Stock as necessary.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement, dated November 29, 2018, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, and B. Riley FBR, Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on November 30, 2018).

2	Letter Agreement, dated November 19, 2018, by and between BRPI Executive Consulting, LLC and the Issuer (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on November 30, 2018).

3	Letter Agreement, dated April 4, 2019, Babcock & Wilcox Enterprises, Inc., B. Riley FBR, Inc. and Vintage Capital Management LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 5, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B. RILEY FINANCIAL, INC. By: /s/Bryant R. Riley Name: Bryant R. Riley Title: Co-Chief Executive Officer
BRC PARTNERS OPPORTUNITY FUND, L.P. By: /s/Bryant R. Riley Name: Bryant R. Riley Title: Chief Investment Officer
BRC PARTNERS MANAGEMENT GP, LLC By: B. Riley Capital Management, LLC, its sole member By: /s/Bryant R. Riley Name: Bryant R. Riley Title: Chief Executive Officer
B. RILEY CAPITAL MANAGEMENT, LLC By: /s/Bryant R. Riley Name: Bryant R. Riley Title: Chief Executive Officer
B. RILEY FBR, INC. By: /s/Andrew Moore Name: Andrew Moore Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).